Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The board’s review is accomplished principally through the audit committee, which is comprised of independent directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that as of December 31, 2006 there were weaknesses identified in internal controls over financial reporting and that these deficiencies resulted in a more than remote likelihood that a material misstatement would not be prevented or detected. Specifically, management did not maintain effective controls over the Company’s financial reporting in accordance with United States generally accepted accounting principles (“US GAAP”). This control deficiency resulted in material audit adjustments to the Company’s US GAAP reconciliation note for the period ended December 31, 2006. Also, a control deficiency was identified in the Company’s corporate office accounting group’s review and approval process for recording journal entries in respect of the consolidating of the Company’s recently acquired Libertad operations. This control deficiency resulted in material audit adjustments to depreciation and depletion, property, plant and equipment and accounts payable and accrued liabilities. As a result, and based on the material weaknesses described above, management has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2006.

/s/ Peter Tagliamonte	/s/ Denis C. Arsenault
Peter Tagliamonte	Denis C. Arsenault
President and Chief Executive Officer	Chief Financial Officer

Toronto, Ontario

March 31, 2007

Auditors’ Report

To the Shareholders of Glencairn Gold Corporation

We have audited the consolidated balance sheets of Glencairn Gold Corporation as at December 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Toronto, Ontario

March 31, 2007

Glencairn Gold Corporation

Consolidated Balance Sheets

As at December 31, 2006 and 2005

(US Dollars in thousands)

	Note	2006	2005

Assets
Current
Cash and cash equivalents		$9,567	$6,799
Marketable securities	5	105	210
Accounts receivable, notes receivable and prepaids		5,300	1,610
Product inventory	6	8,797	3,799
Supplies inventory		5,193	5,369
		28,962	17,787
Deferred financing costs	7	178	533
Restricted cash	8	595	250
Property, plant and equipment	9	75,625	51,669
		$105,360	$70,239

Liabilities
Current
Accounts payable and accrued liabilities	22(c)	$11,674	$7,933
Current portion of long-term debt	10	2,500	3,500
Current portion of asset retirement obligations	11	1,154	210
		15,328	11,643
Long-term debt	10	-	2,500
Asset retirement obligations	11	2,895	1,672
Non-controlling interest	3	91	-
		18,314	15,815

Shareholders’ Equity
Warrants	12	8,130	5,972
Agent’s options	13	673	163
Contributed surplus	14	6,511	5,306
Common shares	15	93,287	57,132
Deficit		(21,555)	(14,149)
		87,046	54,424
		$105,360	$70,239

Contingencies and Commitments	20

The accompanying notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board

/s/ Ronald P. Gagel	/s/ Patrick J. Mars
Ronald P. Gagel Director	Patrick J. Mars Director

Glencairn Gold Corporation

Consolidated Statements of Operations

Years ended December 31, 2006 and 2005

(US Dollars and shares in thousands, except per share amounts)

	Note	2006	2005

Sales		$52,150	$19,383

Cost of sales		39,148	15,931
Royalties and production taxes		2,161	1,078
Depreciation and depletion		8,491	1,641
Accretion expense	11	173	242
Environmental remediation	11,22(c)	2,750	(938)
		52,723	17,954
Earnings (loss) from mining operations		(573)	1,429
Expenses and other income
General and administrative		4,448	3,534
Stock options	15	1,262	409
Exploration		544	1,389
Other expense	4	579	174
		6,833	5,506
Loss for the year		$(7,406)	$(4,077)

Loss per share – basic and diluted		$(0.04)	$(0.03)

Weighted average number of shares outstanding		203,326	155,600

	2006	2005

Balance, beginning of year	$(14,149)	$(10,072)
Net loss	(7,406)	(4,077)
Balance, end of year	$(21,555)	$(14,149)

The accompanying notes form an integral part of these consolidated financial statements.

Glencairn Gold Corporation

Consolidated Statements of Cash Flows

Years ended December 31, 2006 and 2005

(US Dollars in thousands)

	Note	2006	2005

Operating activities
Loss for the year		$(7,406)	$(4,077)
Asset retirement obligations settled	11	(319)	(451)
Items not affecting cash:
Depreciation and depletion		8,491	1,641
Accretion expense	11	173	242
Environmental remediation	11,22(c)	2,750	(938)
Stock options and warrants	15	1,262	409
Gain on sale of marketable securities	4	(40)	(262)
Net gain on sale of property, plant and equipment	9(b)	(814)	(2,251)
Amortization of deferred financing costs	7	355	235
Legal settlement accrual	4, 22(a)	44	944
Write down of accounts and note receivable	4	809	379
Non-controlling interest	3	(48)	-
Unrealized foreign exchange gain		3	(24)
		5,260	(4,153)

Change in non-cash working capital	17	(8,777)	2,704
Cash used in operating activities		(3,517)	(1,449)

Financing activities
Deferred financing costs	7	-	(480)
Long-term debt	10	(3,500)	6,000
Common shares issued	15	18,326	4,962
Cash generated from financing activities		14,826	10,482

Investing activities
Excess of cash received on acquisition of Libertad / Cerro Quema over transaction costs	3	134	-
Proceeds from sale of marketable securities		146	352
Increase in restricted cash	8	-	(100)
Purchase of property, plant and equipment		(9,716)	(18,800)
Proceeds from sale of property, plant and equipment		895	2,586
Cash used in investing activities		(8,541)	(15,962)

Increase (decrease) in cash and cash equivalents		2,768	(6,929)

Cash and cash equivalents, beginning of year		6,799	13,728

Cash and cash equivalents, end of year		$9,567	$6,799

Supplemental cash flow information	17

The accompanying notes form an integral part of these consolidated financial statements.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

(US Dollars, except where noted, tabular amounts in thousands)

1.	NATURE OF OPERATIONS

Glencairn Gold Corporation’s (the “Company” or “Glencairn”) business is gold mining which includes exploration, development, extraction, processing and reclamation. The Company’s business also includes acquisition of gold properties in operation or in the development stage. The Company owns the Limon mine in Nicaragua, the Bellavista mine in Costa Rica, and the Libertad mine in Nicaragua acquired in July 2006. The Bellavista mine achieved commercial production in December 2005. During the third quarter of 2006, the Company acquired the Mestiza exploration property in Nicaragua and, in a separate transaction, a 60% interest in the Cerro Quema property in Panama. The Company is in the process of reclaiming the Keystone mine, a depleted property in Canada.

2.	ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which conform in all material respects with United States generally accepted accounting principles (“US GAAP”) except as described in Note 23.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company consolidates those entities which are controlled by the Company.

Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, Consolidation of Variable Entities (“AcG 15”), are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and / or expected residual returns. The Company believes that it does not have any VIEs subject to consolidation.

(b)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accounts which require management to make material estimates and significant assumptions in determining amounts recorded include accounts receivable, product inventory, depreciation and depletion, property, plant and equipment, deferred stripping costs, provision for reclamation, future income taxes and contingencies. Actual results may differ from these estimates.

(c)	Revenue recognition

Revenue from metal sales is recognized when the following conditions are met: persuasive evidence of an arrangement exists; delivery and transfer of title have occurred under the terms of the arrangement (which is at the time of physical delivery); the price is fixed or determinable; and collection of proceeds is reasonably assured. The sales price is determined by the world gold market and agreed upon by the transacting parties.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

(US Dollars, except where noted, tabular amounts in thousands)

(d)	Exploration and development expenditures

Significant property acquisition costs are capitalized. Exploration and development expenditures are expensed until a feasibility study has been completed that indicates the property is economically viable. Capitalized costs are written down to their estimated recoverable amount if properties are determined to be uneconomic or are held for sale.

(e)	Income taxes

The Company accounts for income taxes in accordance with the liability method. The determination of future tax assets and liabilities is based on the differences between the financial statement and the income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the period in which the differences are expected to reverse. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not they will be realized.

(f)	Cash and cash equivalents

Cash and cash equivalents comprise cash and highly liquid money market instruments with an original term to maturity of 90 days or less that are readily convertible into cash.

(g)	Marketable securities

Marketable securities are carried at the lower of cost or market.

(h)	Product inventory

Product inventory consists of ore on heap leach pads, in-process inventory and gold inventory.

Ore on heap leach pads

The recovery of gold from ore is achieved through the heap leaching process. Under this method, ore is placed on heap leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore. The resulting "pregnant" solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on heap leach pads based on current production costs. These costs include mining, crushing, agglomerating, conveying, stacking and leaching. This inventory is also allocated indirect costs incurred, including applicable depreciation, and depletion relating to operations. Costs are removed from ore on heap leach pads as ounces are recovered based on the average cost per recoverable ounce of gold on the heap leach pad. Ore on heap leach pads is carried at the lower of average production cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on prevailing metals prices, less the estimated costs to complete production and bring the product to sale. Write-downs of ore on heap leach pads from net realizable value impairments are included in cost of sales.

The estimates of recoverable gold on the heap leach pads are calculated from the quantities of ore placed on the heap leach pads (measured tons added to the leach pads), the grade of ore placed on the heap leach pads (based on assay data) and a recovery percentage (based on ore type).

Although the quantities of recoverable gold placed on the heap leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and estimates are refined based on actual results over time. Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

(US Dollars, except where noted, tabular amounts in thousands)

In-process Inventory

In-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific mining operations, but include mill in-circuit (ore contained within the milling process) and ADR plant inventories (ore contained within the absorption, de-absorption, and refining process). In-process material is measured based on assays of the material fed into the process and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed into the process attributable to the source material coming from the mines and/or heap leach pads plus the in-process conversion costs, including applicable depletion related to mining operations and depreciation relating to the process facilities incurred to that point in the process.

In-process inventories are carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on prevailing metals prices, less the estimated costs to complete production and bring the product to sale. Write-downs of inventories resulting from net realizable value impairments are included in cost of sales.

Precious Metals Inventory

Precious metals inventories include gold doré and gold bullion.  Precious metals that result from the Company’s mining and processing activities are valued at the average cost of the respective in-process inventories incurred prior to the refining process, plus applicable refining costs.

(i)	Supplies Inventory

Supplies inventory is stated at the lower of average cost and replacement cost.

(j)	Deferred stripping costs

For open pit operations, the Company capitalizes certain costs related to the removal of waste rock commonly referred to as “deferred stripping” costs. These costs, which are considered betterments to the mineral property, will be depreciated over the reserves that directly benefit from the “stripping activity” on a units-of-production basis.

(k)	Property, plant and equipment

Property, plant and equipment including mine development expenditures are carried at cost less accumulated depreciation and depletion and less any write-downs to recognize impairments. For producing properties, depreciation and depletion is calculated using the unit-of-production method, where the numerator is the number of ounces produced and the denominator is the estimated recoverable ounces of gold contained in proven and probable reserves. This is applied against the capitalized cost for each property. For corporate property, depreciation is charged to earnings on a declining balance basis over its estimated useful life. Properties under development include initial acquisition costs and costs incurred after completion of an economic feasibility study.

When impairment conditions are identified, reviews of producing properties and properties under development are conducted. The carrying values of property, plant and equipment, that are impaired, are written down to fair value, which is determined using a discounted cash flow model.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

(US Dollars, except where noted, tabular amounts in thousands)

(l)	Asset retirement obligations

The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion expense) considered in the initial measurement at fair value. The capitalized cost is amortized over the useful life of the related asset and is included in depreciation and depletion expense. Upon discharge of the liability, a gain or loss is recorded if the actual costs incurred are different from the liability recorded.

(m)	Foreign currency translation

The Company’s foreign operations are classified as integrated for foreign currency translation purposes. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate during the period with the exception of depreciation and depletion which are translated at the historical rate recorded for property, plant and equipment. Exchange gains and losses arising on the translation of monetary assets and liabilities are included in the determination of earnings for the current period. The functional currency of the Company is the US dollar.

(n)	Stock-based compensation and other stock-based payments

All stock-based awards are measured and recognized using a fair-value based measure. Compensation costs attributable to share options granted to employees, officers, and directors, is measured at fair value at the grant date and recorded to stock compensation expense over the vesting period of the related option with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

(o)	Earnings per share

Earnings per share ("EPS") is calculated using the weighted average number of common shares outstanding during the period. The diluted EPS is calculated using the treasury stock method. The calculation of diluted EPS assumes that share options and warrants are exercised at the beginning of the period, or at the time of issue, if later. Share options and warrants with an exercise price greater than the average market price of the common shares were not included in the calculation of diluted EPS, as the effect would be anti-dilutive.

(p)	Recently issued accounting pronouncements

On January 27, 2005, the CICA issued three new accounting standards: Handbook Section 1530, Comprehensive Income; Handbook Section 3855, Financial Instruments – Recognition and Measurement; and Handbook Section 3865, Hedges. The Company will adopt these standards effective January 1, 2007. While the Company does not expect the adoption of these standards to materially impact the consolidated financial statements, it has not made a final determination of the potential impact.

Comprehensive Income

As a result of adopting these standards, a new category, Other Comprehensive Income, will be added to shareholders’ equity in the consolidated balance sheets. Major components for this category will include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts net of hedging, arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of the cash flow hedging instruments.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

(US Dollars, except where noted, tabular amounts in thousands)

Financial Instruments – Recognition and Measurement

Under this new standard, all financial instruments will be classified as one of the following: held-to-maturity, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, including loans and receivables, and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits the designation of any financial instrument as held-for-trading upon initial recognition.

Hedges

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair-value hedges, cash-flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair-value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributed to the hedged risk and recognized in net income. This change in fair value of the hedged item, to the extent that the hedging relationship is effective, is offset by changes in the fair value of the derivative. In a cash-flow hedging relationship, the ineffective portion will be recognized in net income. The amounts recognized in other comprehensive income will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of net investment in a self-sustaining foreign operation, foreign exchange gains and losses on the hedged instrument will be recognized in other comprehensive income.

(q)	Comparative information

Certain comparative figures have been reclassified to conform to the current year presentation.

3. ACQUISITION OF CENTRAL AMERICAN MINE HOLDINGS AND RNC (PANAMA) LIMITED

On July 6, 2006 the Company acquired 100% of the common shares of Central American Mine Holdings Limited (“CAMHL”) and 60% of the common shares of RNC (Panama) Limited (“RNC Panama”) from Yamana Gold Inc. CAMHL indirectly owns 100% of the Libertad operating mine; RNC Panama indirectly owns 60% of the Cerro Quema property. Consideration for the acquisition was 32,000,000 common shares of Glencairn valued at $20,889,000.

The purchase price will be allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition.

	CAMHL	RNC Panama	Total

Number of common shares issued	26,000	6,000	32,000

Value of shares issued at Cdn$0.72 per share	$16,792	$3,875	$20,667
Transaction costs	190	32	222
	$16,982	$3,907	$20,889

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

(US Dollars, except where noted, tabular amounts in thousands)

The preliminary purchase price allocation is as follows:

	CAMHL	RNC Panama	Total

Cash	$356	$-	$356
Other current assets	2,723	11	2,904
Property, plant and equipment	19,158	3,693	22,739
Other assets	590	345	935
Total assets	$22,827	$4,049	$26,934

Current liabilities	4,567	3	4,628
Asset retirement obligations	1,278	-	1,278
Non-controlling interest	-	139	139
	5,845	142	6,045

	$16,982	$3,907	$20,889

The purchase price allocation is preliminary and subject to adjustment over future periods on completion of the valuation process and analysis of resulting tax effects, where applicable. The Company intends to determine the final estimated fair values based on independent appraisals, discounted cash flows, quoted market prices and management estimates.

4.	Other Expense And (Income)

	2006	2005

Interest and other income	$(668)	$(132)
Gain on sale of marketable securities	(40)	(262)
Gain on sale of property, plant
and equipment (Note 9(b))	(814)	(2,251)
Foreign exchange	(139)	848
Interest and finance fees	1,387	648
Legal settlement accrual (a)	44	944
Write down of accounts and note
receivable	809	379
	$579	$174

(a)

In 2003, the holder of the Dobles royalty (“Dobles”) commenced an arbitration hearing under an agreement with Glencairn. The Arbitration panel determined that the royalty agreement, which contained an option to buy out the royalty, should be interpreted as a purchase agreement and ordered the Company to pay $850,000, which was the exercise price of the option, plus costs of $94,000. The Company appealed the arbitration award to the Supreme Court of Costa Rica. In January 2006, the Company was advised that the Supreme Court had declined to overturn the arbitration award. The Company is examining whether any further measures are available to challenge the award. Additional costs of $44,000 related to this claim were incurred during the year and were charged to earnings. On January 30, 2007, Dobles garnished the bank accounts of the Bellavista mine as recourse for the arbitration award (see Note 22(a)).

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

(US Dollars, except where noted, tabular amounts in thousands)

5.	Marketable Securities

Marketable securities at December 31, 2006 consist of common shares of publicly traded companies, recorded at $105,000 (2005 - $210,000), which have a market value of $619,000 (2005 - $1,246,000).

6.	Product Inventory

	2006	2005

Recoverable gold on the heap leach pads	$6,488	$2,112
In-process inventories	1,052	1,234
Gold inventory	1,257	453
Total	$8,797	$3,799

7.	Deferred Financing Costs

On May 12, 2005, the Company entered into a loan agreement with RMB Australia Holdings Limited (“RMB”) (see Notes 10 and 22(b)). The costs incurred in arranging the loan agreement amounted to $768,000 and included the issue of 2,994,720 share purchase warrants (see Note 12) to RMB valued at $288,000, an arrangement fee of $210,000 and other costs of $270,000. These costs have been deferred and will be charged to earnings over the term of the loan, which is 26 months and ends June 30, 2007.

	2006	2005

Financing costs	$768	$768
Accumulated amortization	(590)	(235)

	$178	$533

8.	Restricted Cash

The Company has placed $250,000 (2005 - $250,000) and $345,000 (2005 - $nil) deposits with banks to secure letters of guarantee issued by the banks to Costa Rican and Panamanian government authorities, respectively, to ensure the Company’s future reclamation obligations are completed.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

(US Dollars, except where noted, tabular amounts in thousands)

9.	Property, Plant and Equipment

	2006	2005

Producing properties:
Limon Mine, Nicaragua (a)
Cost	$24,781	$22,889
Accumulated depreciation and depletion	(15,806)	(14,939)
	8,975	7,950
Bellavista Mine, Costa Rica (b)
Cost	47,395	43,846
Accumulated depreciation and depletion	(5,172)	(615)
	42,223	43,231
Deferred stripping (c)	3,523	410
	45,746	43,641
Libertad Mine, Nicaragua (d)
Cost	19,472	-
Accumulated depreciation and depletion	(2,627)	-
	16,845	-
Other properties:
Cerro Quema, Panama (e)	3,698	-
Mestiza, Nicaragua (f)	304	-
	4,002	-
Corporate properties:
Cost	193	170
Accumulated depreciation	(136)	(92)
	57	78

	$75,625	$51,669

(a)	Limon Mine, Nicaragua

The Limon mine is located approximately 100 kilometres north of Managua, the capital of Nicaragua and includes a 1,000 tonne per day mill, an underground mine and a mineral concession that encompasses 120 square kilometers (12,000 hectares). Gold production from this mine is subject to a 3% net smelter return royalty.

Included in cost, is $2,696,000 of development expenditures on the Santa Pancha mine, which will not be depreciated until the commencement of gold production from that area, which is expected to be in the first quarter of 2007.

(b)	Bellavista Mine, Costa Rica

The Bellavista mine is located approximately 70 kilometres west northwest of San Jose, the capital of Costa Rica and includes two exploitation concessions and one exploration concession under application, covering a contiguous area totaling 40 square kilometers (4,000 hectares). The Bellavista mine achieved commercial production in December 2005. The Company was responsible for a final purchase payment of $896,000 to a former owner of the Bellavista mine upon the commencement of a specified level of production. This amount has been paid in 2006 and included in the cost of property, plant, and equipment.

The mine is subject to the Carib and Montezuma royalty interests. The Carib royalty consists of an annual advance payment of $200,000 and a dividend payable upon commencement of production determined by a complex mechanism involving varying percentages of the mine’s net cash flow which is calculated after taking into account all other royalties and any Costa Rican taxes due. The production royalty escalates based on the extent to which mine project expenditures have been recovered by the Company. The project expenditures

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

(US Dollars, except where noted, tabular amounts in thousands)

include all pre-production and capital costs incurred from 1984 together with compounded interest (calculated at the U.S. prime rate plus 2%) on such expenditures until production commences (in total this number is known as the "expenditure base"). The Carib production royalty is at 7.22% until the expenditure base is repaid, 13.25% until twice the expenditure base is repaid and 25.78% thereafter. The Montezuma royalty is calculated in a similar fashion to the Carib royalty, but is based on net cash flow before income tax, and varies from 3% to 10%.

In February 2006, the Company sold surplus land near the Bellavista mine for $900,000. The gain on the sale, net of selling expenses, was $855,000 and has been recorded as other income.

Included in cost is $1,821,000 of expenditures related to the installation of the mill facility, which will not be depreciated until the mill has been commissioned, which will be January 1, 2007.

(c) Deferred stripping:

	2006	2005

Balance, beginning of period	$410	$-
Costs deferred	3,298	410
Amortization	(185)	-
Balance, end of period	$3,523	$410

Deferred stripping costs pertain to the Bellavista mine.

(d)	Libertad Mine, Nicaragua

On July 6, 2006, the Company acquired the Libertad mine (see Notes 3 and 22(d)), an active mining property located approximately 110 kilometres due east of Managua, the capital city of Nicaragua. Gold production from the mine is subject to a 2% net smelter return royalty.

A final estimate of fair value for the mine will be based on independent appraisals, discounted cash flows, quoted market prices and management estimates.

(e)	Cerro Quema, Panama

On July 6, 2006, the Company acquired the Cerro Quema property (see Note 3). The Cerro Quema property is located on the Azuero Peninsula in Los Santos Province of southwestern Panama, about 45 kilometres southwest of the provincial city of Chitré and about 190 kilometres southwest of Panama City. Cerro Quema is 60% owned by Glencairn through a wholly owned subsidiary. The other 40% is held by an arm’s length third party.

Gold production from the Cerro Quema property is subject to the following agreements: 2% net smelter royalty to Compania de Exploración Mineral S.A., 9% net profit royalty to Carena Equities Corp., and 2% production tax.

(f)	Mestiza, Nicaragua

On September 6, 2006, Glencairn made an initial payment of $230,000 in connection with the option to acquire 100% of the Mestiza property in Nicaragua (see Note 20(d)). The Company can complete the acquisition by making further cash installments totalling $1,903,000. The installments would be due as follows:

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

(US Dollars, except where noted, tabular amounts in thousands)

Date	Amount

September 6, 2007	300
September 6, 2008	330
March 6, 2009	100
September 6, 2009	948
March 6, 2010	225
$1,903

If management chooses at any time to not make any further installments, the property rights revert to the vendors.

The property is subject to a 3% net smelter return royalty and a 3% production tax based on revenues.

(g)	Keystone Mine, Canada

The Keystone mine is located approximately 1,000 kilometres northwest of Winnipeg, Manitoba and includes a mill site in Lynn Lake, Manitoba and the Farley Lake open pit. Mining operations ceased in November 1999 and milling of stockpiled ore ceased in April 2000. Reclamation of the mine sites is in progress.

On January 28, 2005, the Company sold the mill at the Keystone mine to Claude Resources Inc. (“Claude”) for $82,000 and realized a gain of $82,000 on the sale. Under the terms of the sale, Claude removed all equipment from the mill site and demolished and removed the mill buildings. During the third quarter of 2005, Claude completed the removal of all equipment and the demolition and removal of the mill buildings. As a result, the Company recognized an additional gain and a reduction of the asset retirement obligation of $877,000, which represented the fair value of the removal and demolition work completed by Claude.

On June 1, 2005, the Company sold certain mining leases and claims at the Keystone mine to Seymour Exploration Corp., a public company, for $198,000. The gain realized on the sale of mineral properties was $198,000.

On December 31, 2005, the Company sold certain mining leases and claims at the Keystone mine to a private company, now Carlisle Goldfields Ltd. (“Carlisle”), for 8,000,000 common shares of Carlisle and a 2% net smelter return royalty. There was no gain realized on the sale and no value assigned to the shares received.

Substantially all of the assets of the Keystone mine have been sold or disposed of at December 31, 2006.

10.	Long-term debt

	2006	2005

Total debt	$2,500	$6,000
Current portion	(2,500)	(3,500)
Long-term debt	$-	$2,500

On May 12, 2005, the Company entered into a loan agreement with RMB that enabled the Company to borrow up to $6,000,000. The loan is secured by a first charge on the Company’s assets. Interest on the loan is at the Libor rate plus 8%. The loan is governed by several restrictive covenants that are usual to this type of loan. The Company incurred costs of $768,000 in connection with arranging the loan agreement (see Note 7).

As at December 31, 2006, the Company had $2,500,000 (2005 - $6,000,000) outstanding under this loan agreement (see Note 22(b)). Repayments are scheduled as follows:

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

(US Dollars, except where noted, tabular amounts in thousands)

Date	Amount

March 31, 2007	1,000
June 30, 2007	1,500
$2,500

11.	Asset Retirement Obligations

	Year ended December 31, 2006
	Limon Mine	Bellavista Mine	Libertad Mine	Keystone Mine	Total

Balance, beginning of period	$915	556	-	411	1,882
Liabilities incurred	-	-	1,277	-	1,277
Liabilities settled - cash	-	-	-	(319)	(319)
Accretion expense	64	39	44	26	173
Impact of revisions in estimated cash flows adjustment to earnings	-	-	-	1,036	1,036
Balance, end of period	979	595	1,321	1,154	4,049
Less: current portion	-	-	-	(1,154)	(1,154)
	$979	595	1,321	-	2,895

	Year ended December 31, 2005
	Limon Mine	Bellavista Mine	Libertad Mine	Keystone Mine	Total

Balance, beginning of period	$1,697	$300	$-	$1,650	3,647
Liabilities incurred	-	259	-	-	259
Liabilities settled – cash	-	-	-	(451)	(451)
Liabilities settled – non-cash	-	-	-	(877)	(877)
Accretion expense	118	20	-	104	242
Impact of revisions in estimated cash flows
adjustment to earnings	(900)	(23)	-	(15)	(938)
Balance, end of period	915	556	-	411	1,882
Less: current portion	-	-	-	(210)	(210)
	$915	$556	$-	$201	1,672

The Company’s asset retirement obligation relate to four sites:

(a) Limon Mine, Nicaragua

This site is operating. Future undiscounted cash obligations of approximately $1,403,000, most of which will be incurred after the mine closes, result mainly from the legal requirements to remove the surface facilities, seal the access to the underground workings and revegetate the tailings impoundment area. In 2006, there was no change in the estimated costs resulting in no change in the estimate of future discounted cash flows. In 2005, management determined, based on further technical testing, that a conventional clay soil cover for the tailings impoundment area was not necessary to remediate the property. Accordingly, the estimated future discounted cash flows decreased by $900,000 and was recorded through earnings because the closure costs previously

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

(US Dollars, except where noted, tabular amounts in thousands)

capitalized were fully amortized. This amount was applied to earnings. The estimated cash flows were discounted using a credit adjusted risk free rate of 7%.

(b) Bellavista Mine, Costa Rica

This site is operating. Future undiscounted cash obligations of approximately $978,000, which will be incurred after the mine closes, result mainly from the legal requirements to remove the surface facilities and contour the heap leach pad. In 2006, there were no changes in the estimated costs resulting in no change in future discounted cash flows. The estimated cash flows were discounted using a credit adjusted risk free rate of 7%.

(c)	Libertad Mine, Nicaragua

The site was acquired in July 2006 and is operating (see Note 22(d)). Future undiscounted cash obligations total approximately $1,838,000, the majority of which will occur from 2009 to 2012, the year the mine is scheduled to close. The expenditures result mainly from the legal requirements to remove the surface facilities and contour the heap leach pad. Further work will consist of removing the surface facilities, sterilizing any waste materials, ensuring proper drainage, adding topsoil and revegetating the grounds. Monitoring of soil and waters, dam inspections and other analysis as required will be carried out for 5 years after mine closure. Inspection of reclamation revegetation will continue for two years after the closing. The estimated cash flows were discounted using a credit adjusted risk free rate of 7%.

(d)	Keystone Mine, Canada

This site is undergoing reclamation. Future undiscounted cash obligations of approximately $1,226,000 consist of dredging of the tailings pond, revegetation of the open pits and water treatment. In 2006, $319,000 (2005 - $1,328,000) was settled toward the reclamation costs at the site. In 2006, the estimated future discounted future cash flows increased by $1,036,000 due to changes in the estimated closure costs. In 2005, the estimated future discounted cash flows decreased by $15,000 due to changes in the timing of future cash obligations. The estimated cash flows were discounted using credit adjusted risk free rates ranging from 6.25% to 6.50%.

Glencairn is in the process of seeking a final release of its responsibilities for all current and future activities at the Burnt Timber mine and the Farley Lake mine sites (see Note 22(c)).

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

(US Dollars, except where noted, tabular amounts in thousands)

12.	Warrants

A summary of the changes in the warrant account in 2005 and 2006 were as follows:

	Number of Warrants	Amount

At December 31, 2004	42,226	$7,226
Prospectus financing (a)	7,900	135
Issue of warrants (b)	2,995	288
Exercise of warrant	(221)	(27)
Expiry of warrants	(11,454)	(1,709)
Exercise of agent’s options	311	59
At December 31, 2005	41,757	5,972
Private placement (c)	15,000	2,293
Exercise of warrants	(5,270)	(90)
Expiry of warrants	(3,026)	(59)
Exercise of agent’s options	395	14
At December 31, 2006	48,856	$8,130

(a)	The fair value of the warrants issued on December 22, 2005 was estimated using the Black-Scholes pricing model with the following weighted-average assumptions:

Expected life in years:	1.0
Risk free interest rate:	3.33%
Expected volatility:	40%
Dividend yield:	0%

(b)

On May 12, 2005, the Company issued 2,994,720 common share purchase warrants to RMB in connection with a loan agreement (see Notes 7 and 10). Each common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.25 until November 26, 2008. The market value of each warrant at the time of issue was Cdn$0.11.

(c)	The fair value of the warrants issued on July 6, 2006 as part of a private placement was estimated using the Black-Scholes pricing model with the following weighted-average assumptions:

Expected life in years:	1.2
Risk free interest rate:	4.42%
Expected volatility:	59%
Dividend yield:	0%

The following table summarizes further information about the warrants outstanding at December 31, 2006:

Exercise Price	Number Outstanding at December 31, 2006	Expiry Date
(Cdn$)

$0.80	15,000	July 6, 2008
$1.25	33,857	November 26, 2008

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

(US Dollars, except where noted, tabular amounts in thousands)

13.	Agent's Options

A summary of the changes in the agent’s options in 2005 and 2006 were as follows:

	Number of Agent’s Options	Amount

At December 31, 2004	1,975	$728
Prospectus financing (a)	1,580	163
Exercise of agent’s options for
common shares and warrants	(622)	(259)
Expiry of agent’s options	(1,353)	(469)
At December 31, 2005	1,580	163
Issue of agent’s options (b)	1,800	592
Exercise of agent’s options for
common shares and warrants	(790)	(82)
At December 31, 2006	2,590	$673

(a)   On December 22, 2005, as part of a prospectus financing, the Agents were granted an option to acquire 1,580,000 units exercisable at Cdn$0.38 per unit expiring December 22, 2007. Each unit consists of one common share and one-half of a share purchase warrant with each full warrant entitling the holder to acquire a further common share priced at Cdn$0.55 which expired December 22, 2006.

The fair value of the option to acquire common shares was estimated on the closing date using the Black-Scholes pricing model with the following weighted-average assumptions:

Expected life in years:	1.2
Risk free interest rate:	3.05%
Expected volatility:	60%
Dividend yield:	0%

(b)  On July 6, 2006, as part of a private placement, the Agents were granted an option to acquire 1,800,000 units exercisable at Cdn$0.64 per unit expiring July 6, 2007. Each unit consists of one common share and one-half of a share purchase warrant with each full warrant entitling the holder to acquire a further common share priced at Cdn$0.80 expiring July 6, 2008.

The fair value of the option to acquire common shares was estimated on the closing date using the Black-Scholes pricing model with the following weighted-average assumptions:

Expected life in years:	1.2
Risk free interest rate:	4.42%
Expected volatility:	59%
Dividend yield:	0%

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

(US Dollars, except where noted, tabular amounts in thousands)

14.	Contributed Surplus

A summary of the changes in the contributed surplus account in 2005 and 2006 were as follows:

Amount

At December 31, 2004	$2,719
Grant of employee stock options	409
Expiry of warrants	1,709
Expiry of agent’s options	469
At December 31, 2005	5,306
Grant of employee stock options	1,262
Expiry of warrants	58
Exercise of stock options	(115)
At December 31, 2006	$6,511

15.	Common Shares

Glencairn is authorized to issue an unlimited number of common shares without nominal or par value.

A summary of changes in the common shares in 2005 and 2006 were as follows:

	Number of Common Shares	Amount

At December 31, 2004	154,398	$52,242
Prospectus financing (a)	15,800	5,010
Stock options exercised (c)	166	34
Warrants exercised	221	134
Agent’s options exercised	622	432
Less: share issue costs	-	(720)
At December 31, 2005	171,207	57,132
Shares issued for assets acquired (Note 3)	32,000	20,667
Private placement (b)	30,000	13,898
Stock options exercised (c)	1,658	706
Warrants exercised	5,270	2,611
Agent’s options exercised	790	329
Less: shares cancelled (Note 19(a))	(333)	(229)
Less: share issue costs	-	(1,827)
At December 31, 2006	240,592	$93,287

(a)	Prospectus financing

On December 22, 2005, the Company closed a prospectus financing of 15,800,000 units at a price of Cdn$0.38 per unit for aggregate gross proceeds of $5,145,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitled the holder to purchase one common share at a price of Cdn$0.55 until December 22, 2006. The Company allocated Cdn$0.37 to each common share and Cdn$0.01 to each one half of one warrant.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

(US Dollars, except where noted, tabular amounts in thousands)

(b)	Private placement

On July 6, 2006, the Company closed a private placement of 30,000,000 units at a price of Cdn$0.60 per unit for aggregate gross proceeds of $16,191,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$0.80 until July 6, 2008. The Company allocated Cdn$0.515 to each common share and Cdn$0.085 to each half of one warrant.

(c)	Stock options

Glencairn has a stock option plan whereby Glencairn’s directors may from time to time grant options to directors, officers, and employees. The maximum term of any option may be ten years, but generally options are granted for five years or less. The exercise price of an option is not less than the average of the high and low price on the Toronto Stock Exchange on the grant date.

Historically, options granted have vested immediately. Compensation expense was recognized for the options issued in 2005 and 2006. On November 7, 2006, Glencairn passed a resolution which amended the stock option plan whereby on future grants, stock options would vest at 25% on each of the date of grant and six, twelve and eighteen months from the date of grant. As such, the estimated fair value of these options will be expensed over the options’ vesting period of 18 months and recorded as contributed surplus within shareholders’ equity. At December 31, 2006 there were 7,610,000 (2005 – 4,374,000) options available for grant under the plan.

In 2006, the Company recognized stock option expense of $1,262,000 (2005 - $409,000) related to options that vested under the Company’s stock-based compensation plan. The fair value of each option grant was estimated on the date of grant using the Black-Scholes pricing model with the following assumptions:

Grant on April 21, 2006:

Expected life in years:	3
Risk free interest rate:	4.07%
Expected volatility:	58%
Dividend yield:	0%

Grant on July 21, 2006:

Expected life in years:	3
Risk free interest rate:	4.25%
Expected volatility:	61%
Dividend yield:	0%

Grant on December 19, 2006:

Expected life in years:	3
Risk free interest rate:	3.95%
Expected volatility:	60%
Dividend yield:	0%

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

(US Dollars, except where noted, tabular amounts in thousands)

In 2005, the fair value of each option grant was estimated on the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

Expected life in years:	3
Risk free interest rate:	3.26%
Expected volatility:	60%
Dividend yield:	0%

A summary of the Company’s stock option plan at December 31, 2005 and 2006, and changes during the years ended on these dates is as follows:

	Number	Weighted- Average Exercise Price
		(Cdn$)

At December 31, 2004	12,485	$0.73
Cancelled/Expired	(1,318)	0.87
Exercised	(166)	0.25
Granted	1,745	0.45
At December 31, 2005	12,746	0.68
Cancelled/Expired	(1,689)	0.82
Exercised	(1,658)	0.42
Granted	7,050	0.66
At December 31, 2006	16,449	$0.69

The following tables summarize information about the stock options outstanding at December 31, 2006:

			Options Outstanding	Options Exercisable
Exercise Prices	Number Outstanding at December 31, 2006	Weighted-Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable at December 31, 2006	Weighted- Average Exercise Price
(Cdn$)		(in years)	(Cdn$)		(Cdn$)

$0.23 to $0.50	2,735	2.5	$0.45	2,735	$0.45
$0.55 to $0.95	13,631	3.2	0.73	11,375	0.75
$1.17 to $1.77	83	0.5	1.52	83	1.52
$0.23 to $1.77	16,449	3.1	$0.69	14,193	$0.69

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

(US Dollars, except where noted, tabular amounts in thousands)

16.	Income Taxes

(a)	The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective rate on income is as follows:

	2006	2005

Combined statutory rate	36.1%	36.1%

Expected income tax recovery at statutory rate	$(2,673)	$(1,472)
Difference in foreign tax rates	(600)	582
Non-recognition of benefit of losses	2,814	742
Non-deductible expenses
Stock option expense	459	148
	$-	$-

Effective tax rate	0.0%	0.0%

(b)

The Company has operating losses of prior years available to offset future taxable income in Canada and Nicaragua. Substantially all of these losses are restricted in their utilization to income from mining operations and expire as follows:

	Canada	Costa Rica	Nicaragua Limon Mine	Nicaragua Libertad Mine
				(c)
Expiry

2007	3,587	-	4,799	10,482
2008	3,057	-	5,296	9,983
2009	2,401	-	1,548	10,345
2010	2,722	602	-	-
2011	8,076	-	-	-
2012	4,794	-	-	-
2013	5,662	-	-	-
	$30,299	$602	$11,643	30,810

The potential benefit of these losses has not been recognized in the consolidated financial statements.

(c)	For the Nicaraguan Libertad mine, losses expire on June 30 of each year.

(d)

For Canadian income tax purposes, the Company has temporary differences of $17,766,000, which do not expire and relate to mineral properties and fixed assets. The benefit of these differences has not been recognized in the consolidated financial statements as the criteria for realization has not been met.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

(US Dollars, except where noted, tabular amounts in thousands)

17.	Supplemental Cash Flow Information

Change in non-cash working capital

	2006	2005

Accounts receivable, notes receivable and prepaids	$(2,979)	$2,327
Product inventory	(3,915)	(2,703)
Supplies inventory	830	574
Accounts payable and accrued liabilities	(2,713)	2,506
	$(8,777)	$2,704

Non-cash financing activities

	2006	2005

Shares issued for purchase of CAMHL
and RNC Panama	$20,667	$-

Deferred financing costs settled by
issue of warrants	$-	$288

Asset retirement obligations	$-	$259

Non-cash investing activities

	2006	2005

Marketable securities received as
proceeds from the sale of property,
plant and equipment	$-	$300

Asset retirement costs incurred	$-	$259

Operating activities included the following cash payments:

	2006	2005

Interest paid	$642	$413

18.	Financial Instruments

The carrying value of the Company’s short term financial instruments, comprised of cash and cash equivalents, accounts receivable, note receivable, accounts payable and accrued liabilities, approximate their fair values due to their short term nature.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

(US Dollars, except where noted, tabular amounts in thousands)

19.	Related Party Transactions

(a)

On September 6, 2006, the Company settled an outstanding loan receivable of Cdn$425,000 on receipt and cancellation of 333,333 common shares of the Company from a former director. At December 31, 2005, the carrying value of the loan was written down by $229,000 to its net realizable value of $123,000, which was the market value of the pledged common shares. This loan was non-interest bearing. A loss of $21,000 was recognized upon extinguishment of the debt and cancellation of the common shares.

(b)

General and administrative expense at December 31, 2006 includes a recovery of $287,000 (2005- $227,000) from Blue Pearl Mining Ltd. (“Blue Pearl”) for administrative services provided to Blue Pearl. Three of the directors of Blue Pearl were also directors of the Company. Accounts receivable at December 31, 2006 includes $31,000 (2005 - $22,000) related to these amounts.

20.	Contingencies and Commitments

(a)

The Company’s mining and exploration activities are subject to various government laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company believes that its operations comply in all material respects with all applicable past and present laws and regulations. The Company records provisions for post-closure reclamation obligations based on management’s estimate of such costs at that time. Such estimates are, however, subject to changes in laws and regulations.

(b)

The Company is involved in various legal actions in the normal course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or its results.

(c)

(i) In November 2004, a complaint was filed by the State of Maine against Black Hawk Mining Inc. (“Black Hawk”), a wholly owned subsidiary of the Company; Kerramerican, Inc. (“Kerramerican”), a subsidiary of Noranda Inc. (“Noranda”); and Denison Energy Inc. (“Denison”) in respect of the remediation of a former base metal mining operation near Blue Hill, Maine in which Black Hawk held a 40% interest. The mine closed in 1977 and was rehabilitated in accordance with the approved mine closure plan by Kerramerican, who was the operator and holder of the remaining 60% interest in the operation. The complaint alleges that the mine site is a hazardous waste treatment, storage or disposal facility and that each of the named parties has or is contributing to past or present handling, storage, treatment or disposal of hazardous wastes. The State of Maine had indicated that its objective is the additional remediation of the site.

In February 2005, Kerramerican joined the Company and Denison Mines Inc. in its pleadings. It is not possible to predict the likelihood of recovery from the Company; however, under applicable federal and state law, any potentially responsible party is jointly and severally liable for 100% of all required remediation. It is then up to the potentially responsible parties to negotiate or obtain an adjudication of their respective allocable shares of such responsibility. Glencairn believes that Black Hawk is not responsible for the additional remediation because Black Hawk was fully indemnified in the joint venture agreement by Kerramerican. Proceedings have been commenced in Ontario by Black Hawk to enforce the indemnity.

On March 6, 2007, the United States District Court granted a motion for summary judgment against Black Hawk in which it concluded that Black Hawk has liability at the Blue Hill mine site and, unless otherwise excused, is responsible for damages at the site. The liability of Denison Mines has not been determined. The remaining issue for the second phase of the case will be the amount of damages.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

(US Dollars, except where noted, tabular amounts in thousands)

assessed to each party (Kerramerican, Denison, and Black Hawk), and the extent to which the contractual indemnity will require indemnity from Kerramerican for Black Hawk and/or Denison.

The outcome of this litigation cannot be determined at this time.

(ii)In November 2004, Black Hawk commenced proceedings in Ontario for, inter alia, a declaration that Kerramerican, Keradamex Inc. (“Keradamex”), a subsidiary of Noranda, and Noranda are bound to indemnify and save harmless Black Hawk in accordance with the terms of the joint venture agreement. In January 2005, Kerramerican, Keradamex, and Noranda issued a counterclaim against Black Hawk, the Company, Dension Mines Inc., and Denison Energy claiming damages in the amount of $15,000,000, contribution and indemnity and a declaration that the defendants by counterclaim are liable under Maine common law and U.S. statutory law for the contamination of the Blue Hill property. The counterclaim is being defended on the grounds that the Company is not a proper party and that Black Hawk has no liability given the indemnity.

(d)	The Company is committed to issuing 375,000 common shares (valued at $225,000) in consideration for liens to be removed on the Mestiza properties acquired on September 6, 2006 (see Note 9(f)).

Contractual Obligations

The following table presents, as at December 31, 2006, the Company’s known contractual obligations, aggregated by type of contractual obligation:

	Payments due in
						2011
Description	Total	2007	2008	2009	2010	and later

Long-term debt	$2,500	$2,500	$-	$-	$-	$-
Operating leases	1,020	431	467	120	1	1
Purchase obligations	27,864	18,785	6,559	1,260	1,260	-
Site reclamation and
closure	5,445	1,226	32	113	541	3,533

	$36,829	$22,942	$7,058	$1,493	$1,802	$3,534

Operating leases are for premises and equipment. Purchase obligations are for the mining contract at the Bellavista mine and consumable supplies at the Bellavista, Limon and Libertad mines. Site reclamation and closure contractual obligations presented are based on estimated amounts that will be discharged. Asset retirement obligations presented in Note 11 are shown on a discounted cash flow basis.

21.	Segment Information

The Company is organized into four operating segments: Limon Mine (Nicaragua), Bellavista Mine (Costa Rica), Libertad (Nicaragua) and “Other”. The Other segment includes: Cerro Quema property, Mestiza property, Keystone Mine (ceased operations in April 2000), Vogel Property (sold during 2005), and corporate operations. The Company evaluates performance based on net earnings or loss. The Company's segments are summarized in the following table:

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

(US Dollars, except where noted, tabular amounts in thousands)

(i)	Segment Balance Sheets

	Year ended December 31, 2006
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Capital expenditures	$2,335	$6,808	$550	$23	$9,716

Cash and cash equivalents	$360	$735	$283	$8,189	$9,567
Other current assets	6,096	7,673	3,494	2,132	19,395
Property, plant and equipment	8,975	45,746	16,845	4,059	75,625
Other non-current assets	-	250	-	523	773
Total assets	$15,431	$54,404	$20,622	$14,903	$105,360

	Year ended December 31, 2005
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Capital expenditures	$2,922	$16,116	$-	$21	$19,059

Cash and cash equivalents	$460	$163	$-	$6,176	$6,799
Other current assets	7,106	3,579	-	303	10,988
Property, plant and equipment	7,950	43,641	-	78	51,669
Other non-current assets	-	250	-	533	783
Total assets	$15,516	$47,633	$-	$7,090	$70,239

(ii)	Segment Statements of Operations

	Year ended December 31, 2006
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Sales	$20,003	$23,115	$9,032	$-	$52,150
Cost of sales	15,510	12,275	11,363	-	39,148
Royalties and production taxes	1,250	462	449	-	2,161
Depreciation and depletion	1,283	4,760	2,401	47	8,491
Accretion expense	64	39	45	25	173
Environmental remediation	-	-	-	2,750	2,750
	18,107	17,536	14,258	2,822	52,723
Earnings (loss) from mining operations	1,896	5,579	(5,226)	(2,822)	(573)
Expenses and other income
General and administrative	-	-	-	4,448	4,448
Stock options and warrants	-	-	-	1,262	1,262
Exploration	172	-	291	81	544
Other (income) expenses	(14)	(751)	867	477	579
	158	(751)	1,158	6,268	6,833
Net income (loss)	$1,738	$6,330	$(6,384)	$(9,090)	$(7,406)

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

(US Dollars, except where noted, tabular amounts in thousands)

	Year ended December 31, 2005
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Sales	$17,474	$1,909	$-	$-	$19,383
Cost of sales	14,615	1,316	-	-	15,931
Royalties and production taxes	1,040	38	-	-	1,078
Depreciation and depletion	1,217	382	-	42	1,641
Accretion expense	118	20	-	104	242
Environmental remediation	(900)	(23)	-	(15)	(938)
	16,090	1,733	-	131	17,954
Earnings (loss) from mining operations	1,384	176	-	(131)	1,429
Expenses and other income
General and administrative	-	-	-	3,534	3,534
Stock options and warrants	-	-	-	409	409
Exploration	1,387	-	-	2	1,389
Other (income) expenses	619	944	-	(1,389)	174
	2,006	944	-	2,556	5,506
Net loss	$(622)	$(768)	$-	$(2,687)	$(4,077)

The Company’s gold production is currently refined in Canada. Gold is sold to customers in the United States, but due to the liquidity of the gold market and the large number of potential customers world wide, future sales may not be limited to these customers.

22.	Subsequent Events

(a) Dobles Settlement

On January 30, 2007, the courts in Costa Rica garnished the cash account balance at the Bellavista mine stemming from Glencairn’s loss in an arbritation case with Dobles (see Note 4(a)). These Bellavista bank accounts are currently unavailable for operations and have cash balances of approximately $243,000. The Company is currently seeking alternatives in compensating Dobles in order to have the cash released.

(b)	Violation of Debt Covenants

In January 2007, the Company violated certain covenants on its long-term debt with RMB. The Company has obtained a waiver from RMB on these covenants.

(c)	Keystone Mine Reclamation

On January 16, 2007, Glencairn agreed in principle with the Province of Manitoba (the “Province”) with regards to settling on a final release from all of its residual environmental responsibilities at the Burnt Timber mine and the Farley Lake mine sites.

It was proposed at an earlier meeting that the Province would release Glencairn from all of its residual environmental responsibilities in the Province upon payment of the sum of Cdn$2,000,000, payable in installments, provided Glencairn completes the remediation of the Burnt Timber mine and the remediation of the Farley Lake mine and removal of other buildings. Glencairn has accepted this offer in principle and has offered two alternative scenarios for final structuring of the transaction. Under either scenario, the Province would provide to Glencairn a release of any and all obligations of any nature, kind or description arising out of

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

(US Dollars, except where noted, tabular amounts in thousands)

or in any way related to its use or occupation of any mineral property in Manitoba, and provide to Glencairn an indemnity to compensate Glencairn from any claim whatsoever that is at anytime thereafter ever made against Glencairn or its officers, directors or employees arising out of or in any way connected with any mining property ever owned by or operated by Glencairn and any of its subsidiaries or affiliates or predecessors in name in Manitoba. The effective date of the Province assuming all of its obligations under the Agreement and of Glencairn being released from its obligations shall be the date of execution of the agreement and would be conditional on Glencairn fulfilling its obligations and making all payments under the definitive agreement.

The Province has indicated it could take up to one year before final approval is obtained. Based on the current agreement, in principle, management has recorded a Cdn$2,000,000 liability which has been included in accounts payable and accrued liabilities at December 31, 2006. The amount would be payable in four annual installments of Cdn$500,000 each, with the first installment payable within 60 days of receiving final approval from the Province.

(d)	Libertad Suspension

On February 21, 2007, Glencairn announced that it is planning to expand gold production at its Libertad mine in Nicaragua by converting the heap-leach mine to a conventional milling operation. Preliminary internal studies have been undertaken in consultation with an external engineering firm. Glencairn currently estimates that the expansion will require approximately two years to complete after completion of a feasibility study expected in mid-2007. Mining operations at Libertad will be suspended during this period commencing the end of March 2007.

23.	Differences in generally accepted accounting principles between Canada and the United States

The Company’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which differ in certain respects from those principles that Glencairn would have followed had our consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States and the requirements of the Securities and Exchange Commission (together, “US GAAP”). The major differences between Canadian and US GAAP and their effect on the consolidated financial statements are as follows:

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

(US Dollars, except where noted, tabular amounts in thousands)

The following table reconciles the balance sheet amounts as reported under Canadian GAAP with those amounts that would have been reported under US GAAP:

	December 31, 2006			December 31, 2005

	Canadian GAAP	US GAAP Adjustments	US GAAP	Canadian GAAP	US GAAP Adjustments	US GAAP

Assets
Current
Cash and cash equivalents	$ 9,567	$ -	$ 9,567	$ 6,799	$ -	$ 6,799
Marketable securities (c)	105	514	619	210	1,036	1,246
Accounts receivable, notes receivable and prepaids	5,300	-	5,300	1,610	-	1,610
Product inventory (a)	8,797	1,043	9,840	3,799	871	4,670
Supplies inventory	5,193	-	5,193	5,369	-	5,369

	28,962	1,557	30,519	17,787	1,907	19,694
Deferred financing costs	178	-	178	533	-	533
Restricted cash	595	-	595	250	-	250
Property, plant and equipment (a) (b)	75,625	(10,353)	65,272	51,669	(6,598)	45,071

	$ 105,360	$(8,796)	$ 96,564	$ 70,239	$(4,691)	$ 65,548

Liabilities
Current
Accounts payable and \accrued liabilities	$ 11,674	$ -	$ 11,674	$ 7,933	$ -	$ 7,933
Current portion of long-term debt	2,500	-	2,500	3,500	-	3,500
Current portion of asset retirement obligations (e)	1,154	-	1,154	210	-	210

	15,328	-	15,328	11,643	-	11,643

Long-term debt				2,500	-	2,500
Asset retirement obligations (e)	2,895	(13)	2,882	1,672	(56)	1,616

	2,895	(13)	2,882	15,815	(56)	15,759
Non-controlling interest	91	-	91	-	-	-

	18,314	(13)	18,301	15,815	(56)	15,759

Shareholders’ Equity

Warrants	8,130	-	8,130	5,972	-	5,972
Agent’s options	673	-	673	163	-	163
Contributed surplus (f)	6,511	(272)	6,239	5,306	64	5,370
Common shares (h)	93,287	33,234	126,521	57,132	33,234	90,366
Accumulated comprehensive other income (c)	-	514	514	-	1,036	1,036
Restated deficit (j)	(21,555)	(42,259)	(63,814)	(14,149)	(38,969)	(53,118)

	87,046	(8,783)	78,263	54,424	(4,635)	49,789

	$ 105,360	$(8,796)	$ 96,564	$ 70,239	$(4,691)	$ 65,548

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

(US Dollars, except where noted, tabular amounts in thousands)

The following table reconciles the statement of operations amounts as reported under Canadian GAAP with those amounts that would have been reported under US GAAP:

	Year ended December 31
	2006	2005

Net loss – Canadian GAAP	$(7,406)	$(4,077)
Increased sales (a)	1,638	4,613
Increased cost of sales (a)	(5,560)	(8,838)
Decreased (increased) depreciation
and depletion expense (a)(b)	339	(794)
Decreased accretion expense (e)	3	14
Decreased environmental remediation (e)	-	(3)
Reduction in compensation expense (f)	336	-
Increased foreign exchange gain (a) (e)	10	433

Net loss – US GAAP	$(10,640)	$(8,652)

Other comprehensive income:
Realized (gains) losses on
marketable securities, net of taxes (c)	17	(16)
Unrealized gains (losses) on
marketable securities, net of taxes (c)	(539)	1,036

Other comprehensive income (loss) – US GAAP	(522)	1,020

Comprehensive loss – US GAAP	$(11,162)	$(7,632)

Loss per share – basic and diluted – US GAAP	$ (0.05)	(0.05)

The following table shows the Statement of Comprehensive Income for the years ended December 31, 2006 and 2005:

	Years ended December 31
	2006	2005

Opening balance	$1,036	$16

Unrealized gains (losses) on marketable securities (c)	(539)	1,036
Realized gains (losses) on marketable securities (c)	17	(16)

Ending balance	$514	$1,036

a) Property, plant and equipment

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

(US Dollars, except where noted, tabular amounts in thousands)

Canadian GAAP allows costs, net of revenue received, associated with the period prior to commercial production of the Bellavista mine to be included in the cost of the property until such time that the operations achieve commercial production. Under US GAAP, commercial production occurs when ore is stacked on the leach pad and is ready to be processed. The costs incurred while ore is placed on the pad are included in product inventory. For Canadian GAAP purposes, the Bellavista mine achieved commercial production in December 2005. However, for US GAAP purposes, commercial production began in April 2005.

The effect of the difference in the start date at the Bellavista mine has been to increase product inventory by $230,000 (December 31, 2005 – increase $461,000), decrease property, plant and equipment by $230,000 (December 31, 2005 – decrease $4,063,000), increase sales by $nil (December 31, 2005 - increase $4,613,000) and cost of sales by $871,000 (December 31, 2005 - increase $8,838,000).

Under Canadian GAAP certain post-production stripping costs have been deferred. Under US GAAP, these costs are considered to be variable production costs and are included in product inventory. This difference has resulted in a decrease of property, plant and equipment of $3,041,000 (2005 – $410,000), an increase in cost of goods sold of $3,523,000 (2005 - $nil) and a reduction of depreciation expense of $482,000 (2005 - $nil).

The Santa Pancha area of the Company’s Limon mine is scheduled to start production for Canadian GAAP purposes in the first quarter of 2007. For US GAAP, production started on September 1, 2006. The effect of the startup on the Company’s financial statements for US GAAP purposes is to increase sales $1,638,000 (December 31, 2005 - $nil), increase cost of goods sold $1,166,000 (December 31, 2005 - $nil), increase product inventory $813,000, (December 31, 2005 - $nil), and to decrease property, plant and equipment $391,000 (December 31, 2005 - $nil).

Certain previously acquired exploration rights were sold in 2001 through an exchange of non-monetary assets. Under US GAAP, the value of these rights was $2,329,000 higher than under Canadian GAAP as a result of a difference in the selection of the measurement date. Accordingly, when these rights were sold, the loss on disposition was $2,329,000 greater than US GAAP.

b)	Depreciation and depletion

Prior to 2003, the Company issued shares of common stock in connection with the acquisition of certain mining properties that was accounted for by the purchase method of business combinations. Under Canadian GAAP, the measurement date for the consideration given was the date the transaction closed. Pursuant to Accounting Principles Board Opinion No. 16 “Business Combinations”, as interpreted, the measurement date for US GAAP purposes was the day the acquisition was announced. The difference in the measurement date resulted in an increase in value of the common stock issued for US GAAP purposes by $4,635,000. This difference was allocated to property, plant and equipment with respect to the operating mine and exploration site acquired.

(i)

The Company has, for Canadian GAAP, calculated depreciation based on the costs incurred to develop the Limon mine amortized into income based on the proven and probable reserves for the mine. US GAAP calculates depreciation on the cost incurred to develop a certain area within the overall mine.

(ii)

For Canadian GAAP, the Company has calculated depreciation for the Bellavista mine based on costs that were incurred during the period prior to commercial production (see (a) above). Additionally, the Company has depreciated the Bellavista mine for the production period as defined under Canadian GAAP. Under US GAAP, depreciation has been calculated from April 2005.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

(US Dollars, except where noted, tabular amounts in thousands)

The effect of the above adjustments has been to increase depreciation and depletion expense by $143,000 for the year ended December 31, 2006 and increase depreciation by $794,000 for the year ended December 31, 2005.

c)	Other comprehensive income

Comprehensive income is measured in accordance with Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income”. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income is comprised of net earnings and other comprehensive income where other comprehensive income is the change in equity during the period that arises from transactions and other events that are related to non-owner sources. Further, under Statement of Financial Accounting Standard No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (SFAS 115), portfolio investments classified as available-for-sale securities are recorded at market (see (g)). Total other comprehensive loss for the year was $522,000 (2004 – income $1,020,000).

d)	Issuance of equity instruments for payment of liabilities

In connection with a royalty agreement entered into prior to 2002, the Company was required to issue shares of common stock to settle these royalty liabilities. As required by the agreement, these shares were issued at a discount to the market price at that time. SFAS No. 123 required these transactions to be valued at the market value of the shares issued. The difference in the valuations was recorded as an increase to share capital and an increase to the retained deficit. There is no net income effect for the years ended December 31, 2006 or 2005.

e)	Asset retirement obligations

On January 1, 2003, the Company adopted Statement of Financial Accounting Standard No. 143 “Accounting for Asset Retirement Obligations” (SFAS 143). The difference in adoption date for Canadian and US GAAP purposes has resulted in a valuation difference in the asset retirement obligation resulting from the change in exchange rates. These liabilities mainly relate to obligations at the active and inactive mines to perform reclamation and remediation activities to meet the legal requirements of existing environmental laws and regulations that govern the Company’s mining properties.

Asset Retirement Obligations – US GAAP

	Year ended December 31,	Year ended December 31,
	2006	2005

Balance, beginning of period	$1,826	$3,412
Liabilities incurred	1,277	259
Changes in cash flow estimates	1,037	(935)
Liabilities settled	(274)	(1,138)
Accretion expense	170	228

Balance, end of period	4,036	1,826
Less: current portion	(1,154)	(210)

	$2,882	$1,616

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

(US Dollars, except where noted, tabular amounts in thousands)

f)	Stock-based compensation

In December 2004, FASB issued SFAS 123R, “Share-Based Payment,” which revised SFAS 123. SFAS 123R supercedes APB Opinion 25, “Accounting for Stock Issued to Employees”. SFAS 123R requires measurement and recording to the financial statements of the cost of employee services received in exchange or an award of equity based instruments based on the grant date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. Additionally SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from original estimates.

The Company’s stock-based compensation expense from stock options will be reduced for expected forfeitures. For purposes of US GAAP, the Company is adopting SFAS 123R using the modified prospective transition method. In accordance with the modified prospective transition method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R as there were no unvested options outstanding at December 31, 2005. Total stock option expense has been reduced by $336,000 to reflect the estimate of forfeitures.

Since the Company continues to operate at a net loss, the adoption of SFAS 123R had no tax-related effects on cash flow from operations and cash flow from financing activities for the year ending ended December 31, 2006.

The Company’s policy is to grant options with an exercise price equal to the quoted market price of the Company’s common stock.

Stock option grant expense of $926,000 and $409,000 was recognized for the years ended December 31, 2006 and 2005, respectively.

g)	Marketable securities

Under Canadian GAAP, marketable securities are valued at the lower of cost and market with any write downs recorded as a charge to earnings in the period. Pursuant to SFAS 115 marketable securities that are classified as “available for sale” are to be carried at fair value and unrealized gains or losses are included in the determination of other comprehensive income. An impairment on available-for-sale securities is recorded in income if such loss is determined to be other than temporary. All of the Company’s marketable securities held at December 31, 2006 were classified as “available for sale”. As a result, a mark-to-market adjustment of $514,000 (2005 - $1,036,000) was recorded through comprehensive income to record investments at fair value.

h)	Common shares

	December 31, 2006	December 31, 2005

Canadian GAAP	$ 93,287	$57,132

Acquisition of certain mining properties (b)	4,635	4,635
Issuance of equity instruments for payment of
liabilities (d)	208	208
Reversal of reduction in the paid-up share capital on
the common shares of Black Hawk (i)	28,391	28,391

	33,234	33,234

US GAAP	$126,521	$90,366

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

(US Dollars, except where noted, tabular amounts in thousands)

i)	Black Hawk Adjustment:

On October 10, 2003, the shareholders of Black Hawk confirmed and ratified a special by-law whereby the paid up capital of the common shares was reduced, effective immediately prior to the amalgamation with a wholly owned subsidiary of Glencairn, by an amount equal to the deficit at the time of the reduction. The deficit was reduced by $28,391,000 and $28,391,000 was deducted from the stated capital of Black Hawk. In this instance, US GAAP does not allow for such a reduction in common shares to be recorded.

j)	Deficit

	December 31,	December 31,
	2006	2005

Canadian GAAP	$(21,555)	$(14,149)

Increased revenue (a)	6,251	4,613
Increased cost of sales (a)	(14,398)	(8,838)
Decreased depreciation and depletion expense (b)	(3,469)	(4,431)
Reduction in stock compensation expense (f)	336	-
Increased foreign exchange gain (a)	-	623
Issuance of equity instruments for payment of
liabilities (c)	(272)	(272)
Asset retirement obligations (e)	13	56
Property, plant and equipment written down (a)	(2,329)	(2,329)
Reversal of reduction in the paid-up share capital on
the common shares of Black Hawk (i)	(28,391)	(28,391)

	(42,259)	(38,969)

US GAAP	$(63,814)	$(53,118)

k)	Recently released accounting standards

In March, 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligation – an interpretation of FASB 143”. FIN 47 provides guidance that an entity must record a liability even if the obligation is conditional upon the occurrence of a future event (e.g. plant shutdown), unless it is not possible to make a reasonable estimate of the obligation. It also provides criteria for determining when an asset retirement obligation may be estimated reasonably. The interpretation is effective no later than the end of fiscal years ending after December 15, 2005. Retroactive application for interim financial information is permitted but not required. The Company has adopted this standard which did not have a significant impact on its results of operations.

In March 2005, FASB ratified EITF 04-06 “Accounting for Stripping Costs Incurred during Production in the Mining Industry”. EITF 04-06 has established that stripping costs during the production phase of a mine are to be considered as part of the variable production costs and should therefore be included in the cost of the inventory to be sold. The Company early adopted this standard. EITF 04-06 affects the variable production

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

(US Dollars, except where noted, tabular amounts in thousands)

costs at the Company’s Bellavista mine. The Company has included stripping costs during the production phase of the mine as part of production costs.

In May 2005, the FASB issued SFAS 154 – “Accounting Changes and Error Corrections”, a replacement of APB Opinion 20 and FASB Statement 3. This Statement changes the requirements for the accounting for and reporting a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. The statement is effective for accounting changes made in fiscal years beginning after December 15, 2005. Management does not expect the adoption of this statement to have a material effect on the Company’s consolidated financial position and results of operations. SFAS 154 does not change the transition provisions of any existing accounting pronouncements, including those that are in the transition phase as of the effective date of SFAS 154.

FIN 48, “Accounting for Uncertainty in Income Taxes”, clarifies accounting for income taxes by prescribing a minimum recognition threshold a tax benefit is required to meet before being recognized. A company would be required to recognize the best estimate of a tax position if that position is more likely than not of being sustained upon examination, based solely on the technical merits of the position.  This change is effective beginning in 2007.  The Company has not yet determined the impact of adopting FIN 48.

In November 2005, FASB issued FASB Staff position Nos. FAS 115-1 and FAS 124-1 “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” (“FSP 115”). FSP 115 provided guidance as to when impairment in a marketable security was more than temporary in nature and what, if any, loss on an impairment marketable security should be recognized. FSP 115 was effective for financial periods beginning after December 15, 2005. The Company has complied with the provisions of this position.

In September 2006, the FASB issued FSP No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities”. The FSP permits companies to account for planned major maintenance activities using either the direct expensing method, the built-in overhaul method or the deferral method. The FSP will be effective for the Company January 1, 2007 and is to be adopted on a retrospective basis. The Company is currently assessing the alternative accounting treatments available under the FSP.

SFAS 157, “Fair Value Measurements” (“SFAS 157”) issued in September 2006 defines fair value, establishes a framework for measuring fair value of assets and liabilities, and expands disclosures about fair value measurements.  SFAS 157 applies whenever other standards require or permit assets or liabilities to be measured at fair value.   SFAS 157 does not expand the use of fair value in any new circumstances.  SFAS 157 is effective for fiscal years beginning after November 15, 2007 and should be applied prospectively.   The Company has not yet determined the impact of adopting SFAS 157.

Under Canadian GAAP, share purchase warrants and agent’s options are accounted for as equity. A new interpretation under US GAAP would require that when a Company's share purchase warrants and/or agent’s options have an exercise price denominated in a currency other than a Company's functional currency, those items must be fair valued with any resulting gains or losses being included in the calculation of US GAAP earnings. The Company is currently assessing the impact this may have on its financial statements.

In February 2007, FASB issued SFAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities”, which includes an amendment of SFAS 115. This statement which is expected to expand fair value measurement, allows entities the option to choose to measure many financial instruments and certain other items at fair value. The entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007 provided the entity also elects to apply the provisions of FASB Statement No. 157, “Fair Value Measurements”. The Company is currently assessing the impact, if any; SFAS 159 may have on the Company’s consolidated financial statements.